June 17, 2022

Ms. Rebecca Ament Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone ETF Trust (“Touchstone” or the “Fund”) - Initial Registration Statement on Form N-1A (SEC File Nos. 333-264194 & 811-23789)

Dear Ms. Marquigny:

On behalf of Touchstone, attached are responses to comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) via secure email on May 12, 2022, regarding Touchstone’s initial registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A to register four new exchange-traded funds (“ETFs”), as filed on April 8, 2022.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by Touchstone’s response.

General

1.     Similarities to Existing Open-End Funds. We note that the ETFs being registered are substantially similar to certain non-exchange traded funds issued by Touchstone Strategic Trust (“TST”) and Touchstone Funds Group Trust (“TFGT”). Both the ETFs and non-exchange traded funds are managed by the same Advisor and Sub-Advisor.

With a view to enhanced disclosure, please tell us what consideration, if any, the Advisor gave to the potential impact the new ETFs might have on existing parallel funds, any policies and procedures for managing conflicts of interest, and the steps you anticipate making to mitigate negative impacts. It is unclear, for example, how the Advisor intends to allocate expenses, trades, and other resources between similar funds. See, e.g., Item 20(a)(4) of Form N-1A. Please review and revise as needed.

Response: Supplementally, the Advisor has given consideration to whether there may be a negative impact to the existing mutual funds as a result of the launch of the new ETFs and it does not believe there will be any meaningful negative impact. As an investment adviser and fiduciary to the Funds, the Advisor prohibits unfair trading practices and seeks to avoid and/or disclose any actual or potential conflicts of interests. Decisions with respect to the allocation of expenses, trades and other resources are made on the same basis as with respect to other funds within the Touchstone fund complex. For example, any shared expenses between funds are allocated equitably on a pro rata basis among the applicable funds.

Touchstone notes that the creation and redemption activity for the equity ETFs will generally be conducted in-kind with authorized participants. As a result, those ETFs will generally not be included with the existing mutual funds or other accounts in aggregated trading activity. (Touchstone also notes that the creation and redemption activity for the fixed-income ETFs will be conducted both in cash and in-kind with authorized participants.)

The Advisor has outsourced all trading to Fort Washington (the “Sub-Advisor” or “FWIA”), and has adopted the following procedures and practices to meet the Advisor’s fiduciary responsibilities, to confirm the trading practices of the Sub-Advisor are fair to all clients, and to confirm that no client or account is advantaged over any other. The Advisor does not trade nor direct the trades of the Sub-Advisor. The Advisor’s responsibility is oversight of the Sub-Advisor. During the Advisor’s due diligence reviews of the Sub-Advisor (which take place at least annually), the Advisor reviews the Sub-Advisor’s trading policies, procedures, and processes, including trade allocation/aggregation, IPOs, and trade errors. In addition, the Funds’ Board of Trustees will review and considered matters related to shared resources, allocation of expenses, allocation of trades and other conflicts of interest of the Advisor and Sub-Advisor related to similar finds annually as part of the 15(c) review process and at meetings throughout the year.

Additionally, as noted in the Statement of Additional Information, actual or potential conflicts of interest may arise when a portfolio manager has management responsibilities to more than one account (including the Funds).  This would include devotion of unequal time and attention to the management of the accounts, inability to allocate limited investment opportunities across a broad array of accounts and incentive to allocate opportunities to an account where the portfolio manager has a greater financial incentive, such as allocation opportunities for performance based accounts.  The Sub-Advisor has adopted policies and procedures it believes are reasonably designed to address such conflicts.

The Sub-Advisor’s trade allocation policies and procedures seek to ensure fair and equitable allocation of investment opportunities over time by fulfilling the following objectives: 1) seek to achieve best execution among its various investment strategies and underlying accounts, 2) to achieve, as nearly as possible, portfolio characteristic parity among accounts with similar mandates, 3) to minimize performance dispersion among accounts within a given investment strategy. According to the Sub-Advisor’s general policy, trade allocations are made fairly and equitably taking account of all relevant facts and circumstances across accounts on a pro rata basis whenever possible within investment strategies and across accounts with similar investment guidelines. Accounts selected to participate in a particular investment opportunity and the amounts to be allocated are based on a number of factors and considerations, including but not limited to: the relevant account’s structure, investment objectives and risk tolerance, regulatory restrictions, permitted investments/security types, each account’s relative variance from portfolio characteristic parity, tax status, cash availability and settlement considerations.  As a result of these and other factors, accounts may have varying proportional allocations, including de minimis amounts, when a security is bought or sold in different accounts. In monitoring and evaluating the effectiveness of this policy, the Sub-Advisor considers several factors including: overall portfolio risk level, sector weighting differences, and performance dispersion for portfolios managed in similar strategies.

Touchstone Dividend Select ETF (pp. 3-6)

2.     Fund’s Fee and Expense Structure Considerations (p. 3). We note that the Dividend Select ETF and Touchstone Dividend Equity Fund are both advised by Touchstone Advisors, Inc., subadvised by Fort Washington Investment Advisors, Inc. (“FWIA”), and managed by the same portfolio managers employing nearly identical principal strategies. Despite these similarities, the fee structures for the funds are dissimilar. With a view toward disclosure, please supplementally explain the pricing differentials to us. In particular, discuss:

a.How FWIA intends to allocate shared resources and costs between the two funds;

Response: Supplementally, Touchstone notes that the advisory fees and sub-advisory fees for each Fund are identical to those of the corresponding similar mutual fund. (For example, the advisory fees and sub-advisory fees for the Touchstone Dividend Select ETF are identical to those of the Touchstone Dividend Equity Fund.) The differentials in pricing relate primarily to fees that are specifically and typically charged in the mutual fund context that are not charged to ETFs (i.e., the ETFs will not incur 12b-1 fees and generally are expected to have lower operating expenses because they are exchange traded).

FWIA conducts its activities in a manner that provides for a fair and equitable allocation of shared resources among similar funds. As noted above, this includes policies and procedures designed to address conflicts of interest resulting from the inability to devote equal time and attention to the management of the accounts, to allocate limited investment opportunities across a broad array of accounts and incentive to allocate opportunities to an account where the portfolio manager has a greater financial incentive, such as allocation opportunities for performance based accounts.

b.How the registrant determined which costs to include or exclude in the contractual expense limitation agreement between the Fund and its adviser, Touchstone Advisors, Inc.;

Response: Supplementally, Touchstone notes that the costs that are included or excluded in the contractual expense limitation agreement for the Fund are identical to those of the corresponding similar mutual fund with one exception. The exception is that the cost of the liquidity provider is excluded from the contractual expense limitation for the Touchstone Dividend Equity Fund. This cost has not been excluded from the contractual expense limitation for the Fund because the Fund will not engage a liquidity provider and thus will not incur the cost. Otherwise, the determination as to which costs to include or exclude in the contractual expense limitation agreement are otherwise identical to the costs of the corresponding similar mutual fund.

c.The impact of those decisions on the direct and indirect compensation FWIA and the individual portfolio managers receive with respect to the Fund; and

Response: Supplementally, Touchstone notes that the sub-advisory fees received by FWIA with respect to the Fund will be identical to those of the corresponding similar mutual fund. All of FWIA’s portfolio managers receive a fixed base salary and annual performance bonuses.  Bonuses are based primarily on the overall performance of FWIA, as well as the pre-tax performance (relative to peers and appropriate benchmarks) of their respective asset category over a one-year, three-year, and five-year time horizon.  Portfolio managers are also assessed on their ability to retain clients and attract new clients.  Compensation of portfolio managers is generally not tied to a specific fund.

d.The nature and degree Board of oversight applicable to these allocations.

Response: Supplementally, Touchstone notes that the Funds’ Board of Trustees is familiar with the compliance policies and procedures of both Touchstone and FWIA, which include policies with respect to the shared resources and cost allocations among funds within the Touchstone fund complex. See the response to Question 1 above for additional information with respect to Board oversight.

This comment also seeks an equivalent analysis for Touchstone Strategic Income Opportunities.

Response: The analysis for the Touchstone Strategic Income Opportunities ETF is identical to that of the Touchstone Dividend Equity ETF, as noted above.

3.     Contractual Expense Limitation Agreement (p. 3).
a.Contractual Period. Please confirm that the Advisor’s agreement to waive a portion of its management fee will have an initial term of at least one year from the effective date of the registration statement. Also confirm that the fee waiver and expense reimbursement agreement is reflected in your expense example only for the initial contractual term.

Response: Supplementally, Touchstone confirms that the agreement to waive a portion of the management fee will have an initial term of at least one year from the effective date of the registration statement. Touchstone also confirms that the fee waiver and expense reimbursement agreement is reflected in the expense example only for the initial contractual term.

b.Contract Termination. In footnote 2 to the fee table, please clarify whether and under what circumstances the Adviser may terminate the expense reimbursement or fee waiver arrangement. See Instruction 3(e) to Item 3 of Form N-1A.

Response: Touchstone notes that the Adviser may not terminate the expense reimbursement or fee waiver arrangement prior to its expiration unless the Advisory Agreement is also terminated, which is disclosed in Footnote 3. As a result, Touchstone respectfully declines to make any changes as a result of this comment.

4.     Principal Strategy Summary (p. 4). Your disclosure indicates that you invest in companies that have historically paid consistent, growing dividends (emphasis added). Please clarify what you mean by historically. In addition, disclose the types of data and analyses the Sub-Advisor uses to determine a company has “sustainable” competitive advantages and trades at “reasonable” valuations.

Response: Touchstone notes that historical dividend payout and growth is a key component of the Fund’s investment strategy. The Sub-Advisor focuses on companies that tend to have at least a three-year track record of consistent dividend growth, but a large majority of portfolio companies have historical track records of growing their dividend annually far beyond three years.

The Sub-Advisor believes the strength of a company’s competitive advantage can be assessed through various metrics such as: market share stability, returns on capital, pricing power, return stability, dominant competitors, and failed entry. Regarding valuations, the Sub-Advisor assesses valuation through internal analysis and leveraging of third-party data such as the Credit Suisse HOLT equity analysis and valuation tool. The Sub-Advisor’s approach to valuation focuses on reliability classes where a company’s return on capital is a key input to assessing valuation. The Sub-Advisor believes reasonable valuations are those where a company is trading below or near fair value and seeks to avoid companies that are trading well above the Sub-Advisor’s assessment of fair value.

Touchstone has added clarifying disclosure to the appropriate portion of the “Principal Investment Strategies and Risks” section of the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pg. A-3).

5.     Competitive Advantage Analysis (p. 4). In the corresponding Item 9 strategy discussion, please explain how the Sub-Advisor determines that a corporate competitive advantage “should result in excess profits to support future dividend payments.” For example, what metrics does the Sub-Advisor consider and how are they weighed?

Response: The Sub-Advisor believes that a key determinant of whether or not a company has a competitive advantage is its return on capital. For example, the Sub-Advisor believes that if a company has a competitive advantage, this is often evidenced by its historical returns on capital exceeding its cost of capital. Knowing this, if a company has a competitive advantage, the Sub-Advisor would expect returns on capital to exceed the cost of capital. This excess profit is then available to support future dividend payments. The Sub-Advisor also assesses the amount of dividends paid relative to a company’s operating profit, and how that might change in different operating environments. As such, key metrics to assess whether a corporate competitive advantage should result in excess profits to support future dividend growth are historical excess returns on capital and low payout ratios.

Touchstone has added these concepts to the appropriate portion of the “Principal Investment Strategies and Risks” section of the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pg. A-3).

6.     Principal Risks: Management Risk (p. 5). Please state more clearly that this also refers to the risk that individual portfolio managers may make poor decisions with respect to the selection, purchase, or sale of specific portfolio holdings or the timing of such transactions.

Response: The requested change to the Management Risk has been made.

7.     Buying and Selling Fund Shares (pp. 5-6). Please confirm that website references will contain effective URL links that bring the reader to the most appropriate webpage based on the context in which the link appears.

Response: Touchstone confirms that the website references will contain effective URL links that bring the reader to the most appropriate webpage.

8.    Value Investing Risk (p. 5). Please expand to address the potential that the Advisor may be forced to sell a position prior to its reaching its intrinsic value – that is, it could be the right investment analysis but the wrong timing for the Fund to fully realize the gains.

Response: The requested change to the Value Investing Risk has been made.

Touchstone Strategic Income Opportunities ETF (pp. 7-12)

9.    Frequent and Active Trading (p. 8). If the Fund intends to engage in frequent and active trading as a principal strategy, substitute “will” for “may” in the final sentence of the paragraph on page 8.

Response: The requested change has been made.

10.     Selection Process (p. 8). Currently, the principal strategy summary describes various types of instruments in which the Fund may invest, but provides only minimal guidance on how the portfolio manager selects individual investments for purchase or sale. Please revise the strategy summary to explain in clear and understandable language how the Sub-Advisor chooses one type of instrument over another, compares the quality of individual investments, and manages overall risk to achieve “attractive risk-adjusted returns via high levels of income.” Please revise to provide enhanced disclosure about the Sub-Advisor’s portfolio construction and securities selection processes. See Item 9(b) of Form N-1A.

Response: In selecting individual securities for the Fund, the Sub-Advisor applies a rigorous bottom-up security selection process. A key characteristic of this process is the identification and implementation of high conviction ideas that can result in meaningful alpha generation. The Sub-Advisor utilizes a variety of proprietary tools to assist with security screening and analysis. The Fund’s strategy utilizes the Sub-Advisor’s main research structure and process, as well as research specific to each sector within the fixed income market. Each sector team at the Sub-Advisor utilizes a variety of quantitative and qualitative tools to manage risks specific to each respective sector. A starting point for the identification of attractive opportunities is the quantification of return potential along with associated risk. The Sub-Advisor seeks to identify opportunities with the highest level of expected return relative to the risk. The Sub-Advisor quantifies risk as downside risk (i.e., what can happen in a recession), not volatility. The quantification of risk and reward are an important part of the process that is combined with the company specific credit analysis.

Touchstone has added relevant disclosure to the Fund’s principal investment strategies within the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pg. A-1).

11.     Risk Management (p. 8). We note your statement that you seek “to employ a high conviction, yield-oriented investment approach with … diligent risk management resulting in attractive risk-adjusted returns via high levels of income.” (Emphasis added). Please enhance your strategy to address how you evaluate yields and manage investment risk. Also, please replace “resulting” with “intended to result” as the actual results of the Sub-Advisors activities are uncertain.

Response: As part of the Sub-Advisor’s investment process, yields are evaluated in concert with the risk of the investment. The Sub-Advisor manages investment risk through its risk budgeting process, which is outlined in the response to Question 12.a below. The Sub-Advisor generally assesses the current economic outlook coupled with valuations to determine and manage the amount of overall risk it seeks to take within the portfolio. From there, additional measures are taken to manage investment risk within the portfolio, such as sector diversification and fundamental research performed at the company level to assess credit risk.

Touchstone has added these clarifications to the appropriate portion of the “Principal Investment Strategies and Risks” section of in the Fund’s prospectus. Touchstone has also replaced “resulting” with “intended to result” as requested. Please see edits in Appendix A to this correspondence (pgs. A-1, A-3, A-4).

12.     Percentage Guidelines and Limitations (p. 8).
a.Debt Rating Balance. The only reference to the Sub-Advisor’s instrument quality and investment-grade considerations says “[t]he Fund’s investment policies are based on credit ratings at the time of purchase.” There is no discussion of how the Sub-Advisor determines the Fund’s allocations of investment-grade to non-investment-grade debt at any given time. What factors does the Sub-Advisor consider? What circumstances and expectations influence this balance at any particular time? Please add responsive principal strategy disclosure here or in the corresponding Item 9(b) narrative.

Response: Touchstone notes that the principal investment strategy disclosure in the Fund’s prospectus states that “[i]n building the Fund’s portfolio, Fort Washington invests at least 50% of the Fund's portfolio in investment-grade rated securities. The Fund may also invest up to 50% of the Fund's portfolio in non-investment-grade debt securities. Non-investment-grade debt securities are often referred to as “junk bonds” and are considered speculative.”

The proportion of non-investment grade debt is influenced by the top-down component of the Sub-Advisor’s investment process that assesses the current macro environment focusing on trends in the global economy, financial conditions, sentiment, and valuation. Generally, the exposure to non-investment grade debt increases when credit spreads are wide, taking account of economic growth, financial conditions, and sentiment.

Ultimately, this top down component of the Sub-Advisor’s process assists with setting the Fund’s risk exposure, as well as targets for interest rate risk, equity risk and spread risk (i.e., “spread beta” and volatility). For example, credit spreads (valuation) follow a clear cyclical pattern, bottoming when the economy normalizes and rising in proportion to perceptions of slowing growth and increasing default risk. The Sub-Advisor tends to increase exposure to risk assets (i.e., non-investment grade debt securities) when spreads are wide and reduce exposure when they are tight, taking account of economic growth, financial conditions and sentiment.

Once the targets for macro risks are determined, the Fund’s portfolio managers and research teams analyze the individual sectors on a risk-adjusted basis using proprietary tools, including qualitative and quantitative methods. Analysis is performed to determine a sector’s potential excess return compared to the downside risk in a stress scenario. This allows us to compare sectors with different characteristics using a consistent methodology.

Touchstone has added these clarifications to the appropriate portion of the “Principal Investment Strategies and Risks” section of in the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pgs. A-1, A-4).

b.20% References. The disclosure states that the Fund may invest “up to 20% of its total assets in emerging markets debt securities … [and] up to 20% of its assets in public equities.” (Emphasis added). Are these categories expected to be principal investments for the Fund? If so, please describe the Sub-Advisor’s corresponding selection process for each more clearly (e.g., anticipated geographic focus or limits; unique economic risk criteria considered, etc.). Do likewise with respect to the parallel “up to 20%” reference to “public equities.” Finally, clarify whether both 20% references are referring to the same pool of Fund assets. If so, describe the percentage of assets consistently; if not, explain what is different.

Response: Touchstone notes that the two 20% references are not referring to the same pool of assets. The reference related to the Fund’s total assets that can be invested in emerging markets debt securities would be included within the Fund’s 80% policy to invest at least 80% of the Fund’s assets in fixed income securities (i.e., within the 80% bucket, up to 20% of it can be fixed income securities from emerging markets). However, outside of the 80% policy, up to 20% of the Fund’s total assets may be invested in public equities. Touchstone has clarified this point in the Fund’s principal investment strategy.

Within the emerging markets debt (or “EMD”) sleeve of the portfolio, there is no specific geographic limit or focus. The Sub-Advisor’s EMD research and screening process begins with assessing global market and economic conditions and their impact on emerging market fixed income assets. This assessment provides context for the Sub-Advisor’s views on individual credits, and helps drive portfolio positioning and risk parameters. A bottom up approach is utilized in analyzing individual sovereign issuers applying both qualitative and quantitative methods. The Sub-Advisor starts with a fundamental base assessment of the country, evaluating economic resiliency, as well as the strength of fiscal and external accounts. The Sub-Advisor then builds on the fundamental base assessment by evaluating the impact of government policy on credit quality going forward. The investment process analyzes multiple policy areas, ranging from those that directly shape country fundamentals such as structural economic reforms and fiscal frameworks, to international relations and potential impacts on policy continuity from upcoming elections. The Sub-Advisor’s process places heavy emphasis on government policy as the Sub-Advisor believes it is one of the most important drivers of country fundamentals due to its long lasting effects on politics, economics and markets.

Within the public equities sleeve of the portfolio, the Sub-Advisor generally invests in high yielding, high conviction common stocks held by its other public equity strategies. The Sub-Advisor may also use ETFs opportunistically for beta exposure. They are used for overall equity market exposure, or for exposure to different styles (value, high dividend, etc.). This category is not expected to be a principal investment for the Fund as the Fund primarily invests in fixed income securities in accordance with its 80% policy.

Touchstone has made relevant disclosure updates to the Fund’s principal investment strategies within the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pgs. A-1, A-4).

13.     Use of Derivatives and Other Instruments (p. 8). In the Item 9 disclosure corresponding to the penultimate strategy paragraph on page 8, explain what “in order to implement its investment strategy” means in practical terms (e.g., fact patterns tied to certain market conditions, etc.). Also, provide additional information describing the Sub-Advisor’s use and selection of “other ETFs.”

Response: Touchstone notes that the statement “in order to implement its investment strategy” relates to the second sentence of this disclosure in terms of gaining or hedging market exposure, adjusting duration, managing interest rate risk, etc.  In the Item 9(b) disclosure, the Fund has expanded upon this explanation to include the following:

“These investments may be used to gain or hedge market exposure, to adjust the Fund’s duration, to manage interest rate risk, and for any other purposes consistent with the Fund’s investment strategies and limitations. The use of derivatives in the Fund’s portfolio allows the Sub-Advisor to hedge risks and/or express views in the portfolio that may not be possible given availability of cash or securities to buy/sell. The Sub-Advisor believes that the use of derivatives increases the flexibility of the strategy to react swiftly to changes in market conditions and adds another method to add value and diversify Fund returns over time.”

With respect to investing in other ETFs, it is not a principal investment strategy of the Fund. As such, Touchstone has moved the sentence relating to ETFs to the relevant disclosure in the “Principal Investment Strategies and Risks” section of the Fund’s prospectus. Generally, ETFs are used for short-term exposure to an asset class or to gain diversified exposure to the beta of a specific market. The average percentage of the Fund’s assets invested in ETFs will typically be under five percent (5%). The strategy does not always own ETFs. Touchstone has made relevant disclosure updates to the Fund’s principal investment strategies within the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pgs. A-1, A-4).

14.     Asset- and Mortgage-Backed Securities Risks (p. 8). In the related Item 9 description, please provide more information about the criteria the advisor uses to select from among the asset- and mortgage-backed securities available. If subprime loans are integral to this strategy, state this in the strategy summary and supplement the risk disclosures accordingly. In your response letter, please provide the staff with a clearer picture of the Sub-Advisors expectations about how this component fits into the Sub-Advisor’s broader portfolio construction process (e.g., anticipated asset percentage range?). We may have additional comments.

Response: Touchstone notes that subprime loans are not an integral part of the Fund’s investment strategy.

With respect to the criteria used to select from among the asset- and mortgage-backed securities available, the Sub-Advisor believes in-depth specialization is critical to valuing structured products and maximizing returns. These securities tend to have more complex and uncertain cash flows, offering the potential for more inefficient markets. To capitalize on this inefficiency, the Sub-Advisor’s asset specialists apply a rigorous and quantitative valuation process to each potential holding, utilizing both proprietary models and third-party systems (e.g., Bloomberg, Intex, and TREPP) to evaluate the complexities of collateral, structure, credit, relative value, and econometric modeling. This process involves a loan-level analysis of the underlying collateral, followed by a robust analysis of the security’s cash flow structure. As a result of this analysis, the Sub-Advisor’s asset specialists are able to identify securities that they believe have the most attractive risk and return characteristics. Touchstone has made relevant disclosure updates to the Fund’s principal investment strategies within the Fund’s prospectus to include additional criteria with respect to the selection of asset- and mortgage-backed securities. Please see edits in Appendix A to this correspondence (pg. A-4).

Touchstone notes that the average allocation within the strategy to asset- and mortgage-backed securities has been approximately 20% over the past three years. The Sub-Advisor expects a similar average weight in the future.

Touchstone US Large Cap Focused ETF (pp. 13-16)

15.     80% Statement (p. 14). The first sentence on page 14 states the Fund’s policy to invest “at least 80% of its assets in U.S.-listed large capitalization equity companies.” Please clarify that for purposes of the 80% statement, issuers with market capitalizations over $5 Billion are considered to be large capitalization companies.

Response: The requested change has been made.

16.     Equity Composition (p. 14). In the corresponding Item 9 strategy narrative, please describe the circumstances in which the Sub-Advisor is likely to favor preferred stocks over common stock and vice versa.

Response: The Fund’s investment strategy focuses primarily on common stocks. Upon further reflection, Touchstone confirms that investing in preferred stocks is not a principal strategy of the Fund. As a result, Touchstone has removed the reference to preferred stocks from the Item 4 disclosure.

17.     Competitive Advantage / Barrier to Entry Considerations (p. 14). We note that the Sub-Advisor’s “sustainable competitive advantage” selection description on page 14 differs somewhat from the way that term is described in the context of the Touchstone Dividend Select ETF strategy summary on page 4. In particular, this Fund refers to “a sustainable competitive advantage or a high barrier to entry” while the prior Fund’s disclosure described barriers to entry as indicators for measuring “sustainable competitive advantage.” If the Sub-Adviser does not perform a materially different “sustainable competitive advantage” analysis, please reconcile the inconsistent language so that its meaning is clear throughout the prospectus. Otherwise, revise so the material differences are clear and investors have a general understanding of how they impact on the Sub-Advisor’s selection decisions for each Fund.

Response: Touchstone notes that each of the Fund’s disclosures regarding these descriptions should be similar and has revised these sentences so they are consistent.

18.     Sector Emphasis (p. 14). If the Sub-Advisor anticipates emphasizing particular sectors at the time of launch, consider identifying them in the Principal Strategy Summary and summarizing their corresponding principal risks in Item 4(b).

Response: Touchstone notes that the Sub-Advisor does not anticipate emphasizing particular sectors at the time of launch. As a result, Touchstone respectfully declines to make any revisions based on this comment.

19.     Non-Diversified (p. 14). For clarity and context, please consider moving the last sentence of the strategy summary up to the paragraph discussing the number of anticipated portfolio holdings and the factors affecting that range.

Response: Touchstone has moved up the last sentence of the strategy summary to the paragraph discussing the number of anticipated portfolio holdings and the factors affecting that range.

Touchstone Ultra Short Income ETF (pp. 17-21)

20.     Selection Strategy Generally (p. 18). Currently, the strategy summary lists categories of fixed-income instruments the portfolio may hold and particular caps on the percentage of fund assets allocated to specific categories. However, it is unclear how the Sub-Advisor will use the investments to construct the portfolio or how such investments will be used to meet the Fund’s objectives over time and under different market conditions. Please provide enhanced disclosure about the portfolio construction and securities selection processes the Sub-Advisor applies for these purposes, the function different instruments serve in the portfolio’s construction, and the relevance of frequent and active trading on the Fund’s ability to accomplish its investment objective. See Item 9(b) of Form N-1A.

Response: The Fund’s strategy places a greater emphasis on fixed-income securities that are structured products, and therefore the Fund expects to maintain a greater exposure to the structured products sectors (i.e., mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations) than other types of fixed-income securities. Generally, total structured product exposure is expected to be in the 50-70% range of the Fund’s overall portfolio, although it may fall outside that range from time to time. Touchstone has been updated the “Principal Investment Strategies and Risks” section of the Fund’s prospectus disclosure to indicate the expected percentage of exposure to fixed-income securities that are structured products versus the other types of fixed-income securities discussed below.

The Sub-Advisor also expects to maintain a meaningful exposure to corporate credit, which generally is not expected to represent less than 20% of the Fund’s portfolio. The remainder of Fund assets are expected to be invested in other sectors, which may include municipal bonds, U.S. Treasuries, and various types of cash-equivalent securities.

The Sub-Advisor maintains strategic (long-term) and tactical (short-term) allocation ranges for each of these sectors, which may be revised over time based on the Sub-Advisor’s assessment of risk and return across sectors, in conjunction with the market outlook and desired risk positioning of the Fund. Bottom-up security selection is executed by sector specialists within the parameters of the targeted sector allocations and desired risk positioning.

Securities within each subsector may serve a variety of purposes within the Fund, including contributing high credit quality exposure (across any sector), providing liquidity (cash equivalents or short, high quality securities), providing near-term cashflow for reinvestment or liquidity purposes (amortizing securities, or securities with short-dated maturities), providing attractive yield for a given risk profile (across any sector), or contributing toward the targeted duration positioning (any sector), among other things. These attributes are not mutually exclusive, and the Sub-Advisor’s security-level selection process is intended to optimize the benefit and/or positioning gained from each security in the portfolio, within the overall sector allocation and risk budgeting framework.

The Sub-Advisor’s targeted sector and risk positioning for the Fund will vary in different types of market conditions. For example, during periods of elevated market uncertainty or increased redemption activity, the Sub-Advisor may seek to increase liquidity in the Fund via higher exposure to cash-equivalents, Treasuries, or other short duration, high quality securities. During periods of a compressed credit curve (relatively flat credit spreads across the credit spectrum) the Sub-Advisor may seek to reduce exposure to securities with higher risk profiles or lower credit ratings, which may represent a reduction in those types of securities across any structured product or corporate sector. The Sub-Advisor may also seek to increase or reduce exposure to specific sectors based on relevant fundamental or economic views—either favorable or unfavorable. Sector and risk targets will vary depending on myriad factors, and the Sub-Advisor seeks to execute security selection in such a manner as to optimize positioning relative to the target at any given time.

The Sub-Advisor does not heavily rely on frequent or active trading within the portfolio in order to accomplish the Fund’s investment objective. While the Sub-Advisor may actively trade securities in the portfolio from time to time, the Sub-Advisor generally prefers to hold investments in the Fund to maturity.

Touchstone has updated the “Principal Investment Strategies and Risks” section of Fund’s prospectus disclosure to include this enhanced disclosure. Please see edits in Appendix A to this correspondence (pgs. A-2, A-5).

21.     Selection Criteria (p. 18). Please disclose how the Sub-Advisor determines an investment is “attractively priced relative to the market or to similar instruments.”

Response: The Sub-Advisor is continually assessing the risk and return profile available in the market across a broad range of sectors and security types. An investment may be determined to be “attractively priced” if it is offered at a level that is expected to yield a return greater than it historically has and/or a greater return than generally available in the market for other securities of a similar risk profile (i.e., similar credit quality, duration, liquidity and expected volatility). This comparison is made not only to securities within the same sector, but also across all relevant, investible sectors available to the Fund.

Touchstone has added this disclosure to the “Principal Investment Strategies and Risks” section of the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pg. A-6).

22.     Foreign Securities Risk (p. 20). Please add strategy disclosure corresponding the Fund’s domestic and foreign exposure allocations and the subsequent impact the exposure ratio has on achievement of the fund’s primary investment objective.

Response: Touchstone notes that the Sub-Advisor has historically maintained approximately 10% exposure to U.S. Dollar-denominated foreign securities; however, the magnitude of exposure to foreign securities is not considered to be a meaningful component of the Sub-Advisor’s strategy for achieving the Fund’s investment objective. These foreign securities in the Fund are typically a subset of the corporate bond exposure. While the Sub-Advisor may from time to time consider certain other types of eligible foreign securities for investment in the Fund, the vast majority of the Fund’s assets are expected to be invested in domestic securities, and the ratio of foreign vs. domestic securities is not a material consideration with regard to achieving the Fund’s primary investment objective. Touchstone has added additional disclosure with respect to foreign securities to the “Principal Investment Strategies and Risks” section of the Fund’s prospectus. Please see edits in Appendix A to this correspondence (pg. A-5).

Statutory Prospectus Form Item Requirements

23.     Item 9(b) Presentation (pp. 22-24). We note that the Item 9 strategy disclosure for the Funds is generally an abbreviated form of the information presented in response to Item 4(a). This presentation is inconsistent with the layered disclosure regime adopted by the Commission. Item 4 should be a summary of the more complete discussion of strategies and risks laid out in Item 9. Please revise as necessary.

Response: Touchstone has revised the Item 4 and Item 9 presentations to ensure that Item 4 is a summary of the more complete discussion of strategies and risks laid out in Item 9. Please see edits with respect to Item 9 in Appendix A to this correspondence (pgs. A-3 through A-6).

24.     Principal Investment Strategies and Risks: Strategic Income Opportunities ETF (p. 22). Your disclosure refers to Fort Washington’s core competencies of bottom-up credit and structure analysis. Please clarify what these analyses mean.

Response: Supplementally, Touchstone notes that the Sub-Advisor believes that credit analysis is a core competency. The Sub-Advisor’s credit research process is driven by bottom-up, fundamental research, and is supplemented with quantitative tools, used primarily for screening purposes. The process begins with its real-time heat map, which serves as a top-down, real-time guide to identifying potential investment opportunities across the sectors. The Sub-Advisor’s screening tools highlight issuers whose credit spreads seem inconsistent (too high or too low) with fundamentals or other market prices.

The Sub-Advisor’s credit sector managers are responsible for fundamental research and performance in their sectors. There is a focus primarily on two fundamental issues: default risk and capital structure risk (i.e., the likelihood of a material change in leverage through leveraged buy-outs, recapitalizations or deleveraging).

In evaluating default risk, the Sub-Advisor develops an understanding of the issuing firm’s business, financial strategy, philosophy on accounting, disclosure, governance, political risk, geographical risk, and the stability of these elements. The Sub-Advisor focuses on the level and stability of free cash flow generation, as well as liquidity and financial flexibility. Finally, the Sub-Advisor estimates the margin of safety, which approximates the excess of the value of the assets over the value of the debt. The Sub-Advisor considers this margin of safety along with credit spread in determining relative value.

25.     Principal Investment Strategies and Risks: U.S. Large Cap Focused ETF (p. 23). The strategy summary on page 14 only states that the Fund’s 80% requirement applies to “U.S.-listed” companies. Please provide more detail about the restriction prohibiting investment in foreign securities. Is this a fundamental restriction? On what basis can it be changed? Will investors receive advance notice of a change and, if so, how much? Please disclose.

Response: Touchstone notes that the restriction on investing in foreign securities is a non-fundamental investment limitation that can be changed by the Fund’s Board upon 60 days' prior notice to shareholders. This disclosure has been updated to include this information. Please see edits in Appendix A to this correspondence (pg. A-5).

26.     ETFs and Lending Portfolio Securities (p. 23). If these are principal strategies for each fund, they should be noted in each fund's corresponding Item 4 strategy summary. Please reconcile.

Response: Touchstone confirms that investing in other investment companies and lending portfolio securities are not principal investment strategies for the Funds. As a result, Touchstone respectfully declines to add these items to the Item 4 strategy summary. (See also the response to Comment 13 above.)

27.     Derivatives Risk (p. 25). Please supplement the second introductory paragraph under this heading to indicate what, if any, impact the revised rule will have on these particular funds.

Response: Touchstone has supplemented the second introductory paragraph under this heading, as requested, to indicate that the revised rule is not expected to have a material impact on the Fund as the Funds are expected to fit within the limited derivatives user exception to the Derivatives Rule for funds with exposure not exceeding 10% of its net assets.

Prior Performance for similar Accounts Managed by Fort Washington (pp. 37-39)

28.     Maintenance of Records. Please supplementally represent that the Fund has the records necessary to support the prior performance calculation as required by Rule 204-2(a)(16) under the Investment Advisers Act. Also note that you may contact IM’s Office of Chief Counsel to address specific questions about your record-keeping obligations. You are encouraged to do so promptly in the event these requirements pose problems specifically related to private accounts or unregistered funds.

Response: Supplementally, Touchstone represents that the Fund has the records necessary to support the prior performance calculations included in the prospectus.

29.     Composite Performance Representations. In the disclosure and your response letter, please expressly represent that the Composite’s related performance includes all Accounts that are substantially similar to the Fund. If the Composite performance does not reflect any accounts the Sub-Advisor manages in a substantially similar manner, identify the excluded accounts in your EDGAR correspondence, specifically explain the basis for excluding them, and confirm that the facts and circumstances are such that the Sub-Advisor may rely on the exclusion in the calculation of the composite performance.

Response: Touchstone notes that all fee-paying, fully discretionary portfolios with a minimum of $25 million under management, with investment strategies that are substantially similar to the Fund are included in the Composite. The only Accounts that are excluded from the Composite are those that: (1) are not fee-paying; (2) have less than $25 million under management, which is the minimum amount necessary to fully implement the investment strategy; or (3) are not fully discretionary. Touchstone represents that the exclusion of the accounts noted (1) does not cause the Composite performance to be misleading and (2) does not result in materially different performance (see Nicholas-Applegate Mutual Funds, SEC No Action Letter, pub. avail. Aug. 6, 1996). Touchstone has updated the prospectus disclosure accordingly.

30.     Relevance of Related Performance. We note that both presentations state, “[t]he performance information for the Composite was calculated in accordance with industry best practices.” Please explain this statement more fully and address the calculation method(s) and standards applied. In particular, explain why “net of fee performance was calculated using the actual management fees charged” rather than net of all actual fees and expenses including the management fee.

Response: The Composite performance is calculated in accordance with Global Investment Performance Standards (or GIPS®). Touchstone has removed the reference to “industry best practices” and replace it with a reference to GIPS. Touchstone notes that the Sub-Advisor claims compliance with GIPS and related verification reports are available upon request. Touchstone notes that the composite is comprised of mainly separate accounts that only charge a management fee therefore the only actual fees and expenses that could be netted would be the management fee. However, Touchstone has updated the disclosure to note that the net of fee performance was calculated using all actual fees and expenses including the management fee.

31.     Disclaimer. The following statement appears in bold font at the end of each related performance presentation: “Although the performance is believed to be reliable, Touchstone Advisors does not guarantee or make any warranty, express or implied, as to the accuracy or completeness of such information.” Delete this statement from both places; it is the Fund’s responsibility to ensure the accuracy of the information presented.

Response: The requested change has been made.

32.     Strategic Income Opportunities Composite (p. 38). The footnote to the related performance involving the Strategic Income Opportunities Composite states that the Composite’s inception date is July 1, 2017. In your response letter, please explain how this inception date was determined and how it relates to the Strategic Income Opportunities Fund and its predecessor fund which, according to the prospectus for the Strategic Income Opportunities Fund dated 07/30/21, “was managed by a different adviser using a different investment strategy” prior to July 16, 2021.

Response: Supplementally, Touchstone confirms that the inception date of Fort Washington’s Strategic Income Opportunities Composite (the “Composite”) is July 1, 2017, as currently reflected in the registration statement.  Touchstone notes that the Touchstone Strategic Income Opportunities Fund (the “Mutual Fund”), a series of Touchstone Strategic Trust, was launched on July 16, 2021 following the completion of the reorganization of each of the AIG Flexible Credit Fund and AIG Strategic Bond Fund, each a series of SunAmerica Income Funds, with and into the Mutual Fund.  As a result of the reorganization, the Mutual Fund assumed the performance and accounting history of the AIG Strategic Bond Fund, which is the “Predecessor Fund” to the Mutual Fund.  The Predecessor Fund was managed by SunAmerica Asset Management, LLC pursuant to a different investment strategy than the Mutual Fund.  Touchstone further notes that Mutual Fund and Touchstone Strategic Income Opportunities ETF are managed by Fort Washington pursuant to Fort Washington’s Strategic Income Opportunities strategy - the investment strategy of the Composite.

Statement of Additional Information

33.     Commodity Futures Trading Commission (“CFTC”) Regulation (SAI, p. 6). Please explain to the staff how the CFTC Regulation paragraph on SAI page 6 applies to these funds.

Response: While the Touchstone Strategic Income Opportunities ETF, as part of its principal investment strategy, invests in derivatives, including futures, Touchstone notes that this paragraph applies to each ETF. Accordingly, the SAI disclosure has been tailored so that it’s applicable to each Fund.

34.     Fundamental Investment Limitations (SAI, pp. 43-47).

a.Introduction. We note the reference to “1940 Act Laws, Interpretations and Exemptions” includes a reference to how items are “interpreted from time to time by the staff of the SEC.” Please clarify what types of staff interpretations would be sufficient to modify your policy (e.g., staff no-action letters, Investment Management Guidance Updates, etc.).

Response: Touchstone has made this requested clarification.

b.Dividend Select ETF. Based on the introductory statement “[t]he Dividend Select ETF may not,” the meaning each of the fundamental limitations that follows is confusing and contains a double-negative statement (e.g., “the Fund may not underwrite…”). For clarity, please revise the introductory statement for this fund or follow the presentation format of the Ultra Short Income ETF on SAI page 45.

Response: Touchstone has revised the introductory statement as requested.

c.Strategic Income Opportunities ETF. At the end of the Concentration of Investments limitation, please add “or group of industries” following “same industry.” Also make conforming changes to the parallel language in the first sentence of US Large Cap Focused ETF concentration limitation.

Response: Touchstone has made these requested revisions.

d.Ultra Short Income ETF. Please consider rewriting the introductory phrase “except as otherwise provided below” to make clear whether diversification and concentration are prohibited or required. Also, per Item 16(c)(1)(ii), indicate the purpose for which the Fund may use the proceeds it borrows.

Response: Touchstone has rewritten the introductory phrase to clarify the meaning. Touchstone has also updated the investment limitations related to borrowing to note that the Fund may use the proceeds it borrows for investment purposes.

35.     Item 19(a)(3) Disclosure (SAI, pp. 56-57). We note the statement that “[t]he Fund will report the paid sub-advisory fees after its first fiscal year ending December 31, 2022.” Per Item 19(a)(3) of Form N-1A, also disclose “[t]he method of calculating the advisory fee payable by the Fund” (emphasis added) even if the Advisor made no actual payments to the Sub-Advisor during the relevant period. Please add SAI disclosure showing how Sub-Advisory fees will be calculated.

Response: Touchstone respectfully notes that the following language currently appears in the SAI on page 57:

“For its services, the Sub-Advisor receives a fee from the Advisor with respect to each Fund that it sub-advises, as described in the prospectus. The Sub-Advisor’s fee with respect to each Fund is accrued daily and paid monthly, based on the Fund’s average net assets allocated to the Sub-Advisor during the current month. The Advisor pays sub-advisory fees to the Sub-Advisor from its advisory fee. The compensation of any officer, director or employee of a Sub-Advisor who is rendering services to a Fund is paid by the Sub-Advisor.”

Touchstone believes this language adequately describes the method of calculating the sub-advisory fees. However, Touchstone has added information with respect to a sub-advisory fee waiver that is applicable to the Ultra Short Income ETF only.

36.     Determination of Net Asset Value (SAI, pp. 62-63). Your disclosure suggests that the Ultra Short Income ETF and Strategic Income Opportunities ETF will have early cut-off times. Please explain in correspondence why these early cut-off times are necessary and appropriate. In the case of redemptions, please confirm that the Fund board has considered the early cut-offs, including the specific time, and has made a finding that the cut-off and exact time are appropriate based on each Fund’s specific circumstances. Please disclose that orders received between the early cut-off and NAV calculation will be rejected.

Response: The Trust notes that the disclosure in the second paragraph under the “Determination of Net Asset Value” section has been updated as marked.

The NAV of each Fund is calculated ~~by [6:00 p.m.] Eastern time~~ and determined once daily as of the close of the regular trading session on the Exchanges (ordinarily 4:00 p.m. Eastern time) on each day that such Exchange is open. ~~Creation/ redemption order cut-off times for the US Large Cap Focused ETF and Dividend Select ETF are [3:59:59 p.m.] Eastern time and for the Ultra Short Income ETF and Strategic Income Opportunities ETF are [12:59:59 p.m.] Eastern time and may be earlier on any day that the Securities Industry and Financial Markets Association (or applicable exchange or market on which a Fund’s investments are traded) announces an early closing time.~~ Any assets or liabilities denominated in currencies other than the U.S. dollar are converted into U.S. dollars at market rates on the date of valuation (generally as of 4:00 p.m. Eastern time) as quoted by one or more sources.

The Trust has clarified the “Placement of Purchase/Redemption Orders” sections to set forth that the Funds generally have early cut-off times for non-standard and all-cash baskets. The Trust notes that such cut-off times are to further the efficient management of each Fund’s investment portfolios. Purchase orders and redemption requests, if accepted by the Trust, will be processed based on the NAV next determined after receipt in proper form and its acceptance. Additionally, in connection with its overall review of the registration statement prior to filing, the Board reviewed the early cut-off times and redemption process and determined it was appropriate.

* * *
If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     E. Blake Moore, Jr., President
    Richard Kerr, Esq., K&L Gates, LLP
    Andrew DeLorme, Esq., K&L Gates, LLP

Appendix A

TOUCHSTONE STRATEGIC INCOME OPPORTUNITIES ETF SUMMARY

The Fund’s Principal Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its assets in income producing fixed-income securities. This is a non-fundamental investment policy that the Fund's Board can change upon 60 days’ prior notice to shareholders. Income producing securities generally include corporate debt securities, mortgage-related securities, asset-backed securities, government securities (both U.S. government securities and foreign sovereign debt), and preferred stocks. The Fund ~~may~~will engage in frequent and active trading as part of its principal investment strategies.

The Fund’s sub-advisor, Fort Washington Investment Advisors, Inc. (“Fort Washington”), seeks to employ a high conviction, yield-oriented investment approach with a relatively focused number of issuers, coupled with sector diversification and diligent risk management ~~resulting~~intended to result in attractive risk-adjusted returns via high levels of income. In selecting individual securities for the Fund, Fort Washington applies a rigorous bottom-up security selection process. A key characteristic of this process is the identification and implementation of high conviction ideas that can result in meaningful alpha generation. Fort Washington utilizes a variety of proprietary tools to assist with security screening and analysis.

A starting point for Fort Washington's identification of attractive opportunities is the quantification of return potential along with associated risk. Fort Washington seeks to identify opportunities with the highest level of expected return relative to the risk. Fort Washington quantifies risk as downside risk (i.e., what can happen in a recession), not volatility. The quantification of risk and reward are an important part of the investment process that is combined with the company specific credit analysis.

In building the Fund’s portfolio, Fort Washington invests at least 50% of the Fund's portfolio in investment-grade rated debt securities. The Fund may also invest up to 50% of the Fund's portfolio in non-investment-grade debt securities. Non-investment-grade debt securities are often referred to as “junk bonds” and are considered speculative. The Fund's investment policies are based on credit ratings at the time of purchase. The proportion of non-investment grade debt is influenced by the top-down component of Fort Washington’s investment process that assesses the current macro environment focusing on trends in the global economy, financial conditions, sentiment, and valuation. Generally, the exposure to non-investment grade debt increases when credit spreads are wide, taking account of economic growth, financial conditions, and sentiment.The Fund may also invest up to 20% of its total assets in income producing fixed-income securities that are emerging markets debt securities denominated in either the U.S. dollar or a foreign currency. ~~The Fund may also invest up to 20% of its assets in public equities.~~

Additionally, in order to implement its investment strategy, the Fund may invest in mortgage dollar-roll transactions, reverse repurchase agreements, and other derivatives, including forwards, futures contracts, interest rate and credit default swap agreements, and options. These investments may be used to gain or hedge market exposure, to adjust the Fund’s duration, to manage interest rate risk, and for any other purposes consistent with the Fund’s investment strategies and limitations. ~~The~~Outside of the Fund's policy to invest at least 80% of its assets in income producing fixed-income securities, the Fund may also invest ~~in other ETFs~~up to 20% of its assets in public equities.

The Fund will generally sell a security if the price/yield no longer adequately compensates for the risk profile or if there is a change to allocation between sectors based on relative value.

TOUCHSTONE ULTRA SHORT INCOME ETF SUMMARY

The Fund’s Principal Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its assets in fixed-income securities. This is a non-fundamental investment policy that can be changed by the Fund's Board upon 60 days’ prior notice to shareholders. The Fund invests in a diversified portfolio of securities of different maturities, including U.S. Treasury securities, U.S. government agency securities, securities of U.S. government-sponsored enterprises, corporate bonds (including those of foreign issuers), mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, municipal bonds, collateralized loan obligations and cash equivalent securities including repurchase agreements, commercial paper and variable rate demand notes.

The Fund invests primarily in investment-grade debt securities. Investment-grade debt securities are those having a rating of BBB-/Baa3 or higher from a nationally recognized statistical rating organization ("NRSRO") or, if a rating is not available, deemed to be of comparable quality by the sub-advisor, Fort Washington Investment Advisors, Inc. ("Fort Washington"). The Fund's investment policies are based on credit ratings at the time of purchase. The Fund can also invest up to 15% of its net assets in non-investment-grade debt securities. Non-investment-grade debt securities are often referred to as "junk bonds" and are considered speculative.

The Fund’s investment strategy places a greater emphasis on fixed-income securities that are structured products, and therefore the Fund expects to maintain a greater exposure to the structured products sectors (i.e., mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations) than other types of fixed-income securities. Fort Washington also expects to maintain a meaningful exposure to corporate credit. The remainder of Fund assets are expected to be invested in other sectors, which may include municipal bonds, U.S. Treasuries, and various types of cash-equivalent securities. Fort Washington’s targeted sector and risk positioning for the Fund will vary in different types of market conditions.

In selecting investments for the Fund, Fort Washington chooses fixed-income securities that it believes are attractively priced relative to the market or to similar instruments. An investment may be determined to be “attractively priced” if it is offered at a level that is expected to yield a return greater than it historically has and/or a greater return than generally available in the market for other securities of a similar risk profile (i.e., similar credit quality, duration, liquidity and expected volatility).

In addition, Fort Washington considers the “effective duration” of the Fund’s entire portfolio. Effective duration is a measure of a security’s price volatility or the risk associated with changes in interest rates. While the Fund may invest in securities with any maturity or duration, Fort Washington seeks to maintain an effective duration for the Fund of one year or less under normal market conditions.

The Fund may engage in frequent and active trading of securities as a part of its principal investment strategy.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS

How Do The Funds Implement Their Investment Goal?

The investment goal(s) and principal investment strategies of Touchstone Dividend Select ETF ("Dividend Select ETF"), Touchstone Strategic Income Opportunities ETF ("Strategic Income Opportunities ETF"), Touchstone US Large Cap Focused ETF ("US Large Cap Focused ETF") and Touchstone Ultra Short Income ETF ("Ultra Short Income ETF") (each, a “Fund” and collectively, the “Funds”) are described in the "Principal Investment Strategies" sections in each Fund's summary above.

The Funds are actively managed exchange-traded funds (“ETFs”). Shares of the Dividend Select ETF (ticker: DVND) and the Strategic Income Opportunities ETF (ticker: SIO) are listed for trading on NYSE Arca, Inc. and shares of US Large Cap Focused ETF (ticker: LCF) and the Ultra Short Income ETF (ticker: TUSI) are listed for trading on Cboe BZX Exchange, Inc. NYSE Arca, Inc. and Cboe BZX Exchange, Inc. are referred to individually as an "Exchange" and together as the "Exchanges". The market price for a share of each Fund may be different from a Fund's most recent net asset value (“NAV”). ETFs are funds that trade like other publicly traded securities. Unlike shares of a mutual fund, which can be bought and redeemed from the issuing fund by all shareholders at a price based on NAV, shares of the Funds may be purchased or redeemed directly from the Funds at NAV solely by Authorized Participants. Also, unlike shares of a mutual fund, shares of the Funds are listed on an Exchange and trade in the secondary market at market prices that change throughout the day.

Dividend Select ETF. In selecting securities for the Fund, the Fund’s sub-advisor, Fort Washington Investment Advisors, Inc. (“Fort Washington”), seeks to invest in companies that:
•Have historically paid consistent, growing dividends;
•Have sustainable competitive advantages that should result in excess profits to support future dividend payments; and
•Trade at reasonable valuations compared to their intrinsic value

For purposes of the Fund, historical dividend payout and growth generally focuses on companies that tend to have at least a three-year track record of consistent dividend growth; however, many of the Fund's portfolio companies have historical track records of growing their dividend annually beyond three years.

The Sub-Advisor believes its unique approach results in a portfolio of high quality companies with sustainable competitive advantages that should pay reliable, growing dividends at reasonable valuations. Fort Washington evaluates a company’s competitive advantage by assessing its barrier(s) to entry. The barrier(s) to entry can be created through a cost advantage, economies of scale, high customer loyalty, or a government barrier (e.g., license or subsidy). Fort Washington believes that the strongest barrier to entry is the combination of economies of scale and higher customer loyalty.

Fort Washington believes that a key determinant of whether or not a company has a competitive advantage is its return on capital. For example, Fort Washington believes that if a company has a competitive advantage, this is often evidenced by its historical returns on capital exceeding its cost of capital. Knowing this, if a company has a competitive advantage, Fort Washington would expect returns on capital to exceed the cost of capital. This excess profit is then available to support future dividend payments. Fort Washington also assesses the amount of dividends paid relative to a company’s operating profit, and how that might change in different operating environments. As such, key metrics to assess whether a corporate competitive advantage should result in excess profits to support future dividend growth are historical excess returns on capital and low payout ratios.

Fort Washington believes the strength of a company’s competitive advantage can be assessed through various metrics such as: market share stability, returns on capital, pricing power, return stability, dominant competitors, and failed entry. Regarding valuations, Fort Washington assesses valuation through internal analysis and leveraging of third-party data. Fort Washington’s approach to valuation focuses on reliability classes where a company’s return on capital is a key input to assessing valuation. Fort Washington believes reasonable valuations are those where a company is trading below or near fair value and seeks to avoid companies that are trading well above Fort Washington’s assessment of fair value.

The Fund will generally hold 40 to 55 companies, with residual cash and cash equivalents expected to represent less than 10% of the Fund’s net assets. The Fund may, at times, hold fewer securities and a higher percentage of cash and cash equivalents when, among other reasons, Fort Washington cannot find a sufficient number of securities that meets its purchase requirements.

The Fund’s portfolio is typically repositioned by Fort Washington monthly.

The Fund will generally sell a security if the security does not meet portfolio guidelines, if the security stops paying a dividend and future prospects of paying a dividend are limited, or if better opportunities exist based on the fundamentals and valuation of the business.

Strategic Income Opportunities ETF. The Fund invests, under normal market conditions, at least 80% of its assets in income producing fixed-income securities. Income producing securities generally include corporate debt securities, mortgage-related securities, asset-backed securities, government securities (both U.S. government securities and foreign sovereign debt), and preferred stocks.

~~Strategic Income Opportunities ETF.~~ The Fund’s sub-advisor, Fort Washington Investment Advisors, Inc. (“Fort Washington”), seeks to employ a high conviction, yield-oriented investment approach with a relatively focused number of issuers, coupled with sector diversification and diligent risk management that is intended to result in attractive risk-adjusted returns via high levels of income. In selecting individual securities for the Fund, Fort Washington applies a rigorous bottom-up security selection process. A key characteristic of this process is the identification and implementation of high conviction ideas that can result in meaningful alpha generation. Fort Washington utilizes a variety of proprietary tools to assist with security screening and analysis. The Fund seeks to incorporate the best investment ideas available to Fort Washington, utilizing Fort Washington’s core competencies of bottom-up credit and structure analysis. The portfolio management team believes risk monitoring, performance measurement, and active management are key components to achieving attractive risk-adjusted returns.

A starting point for Fort Washington's identification of attractive opportunities is the quantification of return potential along with associated risk. Fort Washington seeks to identify opportunities with the highest level of expected return relative to the risk. Fort Washington quantifies risk as downside risk (i.e., what can happen in a recession), not volatility. The quantification of risk and reward are an important part of the investment process that is combined with the company specific credit analysis.

In building the Fund’s portfolio, Fort Washington invests at least 50% of the Fund's portfolio in investment-grade rated debt securities. The Fund may also invest up to 50% of the Fund's portfolio in non-investment-grade debt securities. Non-investment-grade debt securities are often referred to as “junk bonds” and are considered speculative. The Fund's investment policies are based on credit ratings at the time of purchase. The proportion of non-investment grade debt is influenced by the top-down component of the Sub-Advisor’s investment process that assesses the current macro environment focusing on trends in the global economy, financial conditions, sentiment, and valuation. Generally, the exposure to non-investment grade debt increases when credit spreads are wide, taking account of economic growth, financial conditions, and sentiment. Once the targets for macro risks are determined, the Fund’s portfolio managers and research teams analyze the individual sectors on a risk-adjusted basis using proprietary tools, including qualitative and quantitative methods. Analysis is performed to determine a sector’s potential excess return compared to the downside risk in a stress scenario. This allows the Sub-Advisor to compare sectors with different characteristics using a consistent methodology.

With respect to the criteria used to select from among the asset- and mortgage-backed securities available, the Sub-Advisor believes in-depth specialization is critical to valuing structured products and maximizing returns. These securities tend to have more complex and uncertain cash flows, offering the potential for more inefficient markets. To capitalize on this inefficiency, the Sub-Advisor’s asset specialists apply a rigorous and quantitative valuation process to each potential holding, utilizing both proprietary models and third-party systems to evaluate the complexities of collateral, structure, credit, relative value, and econometric modeling. This process involves a loan-level analysis of the underlying collateral, followed by a robust analysis of the security’s cash flow structure. As a result of this analysis, the Sub-Advisor’s asset specialists are able to identify securities that they believe have the most attractive risk and return characteristics.

The Fund may also invest up to 20% of its total assets in income producing fixed-income securities that are emerging markets debt securities denominated in either the U.S. dollar or a foreign currency. Within the emerging markets debt (or “EMD”) sleeve of the Fund's portfolio, there is no specific geographic limit or focus. Fort Washington’s EMD research and screening process begins with assessing global market and economic conditions and their impact on emerging market fixed income assets. This assessment provides context for Fort Washington’s views on individual credits, and helps drive portfolio positioning and risk parameters. A bottom up approach is utilized in analyzing individual sovereign issuers applying both qualitative and quantitative methods. Fort Washington starts with a fundamental base assessment of the country, evaluating economic resiliency as well as the strength of fiscal and external accounts. Fort Washington then builds on the fundamental base assessment by evaluating the impact of government policy on credit quality going forward. The investment process analyzes multiple policy areas, ranging from those that directly shape country fundamentals such as structural economic reforms and fiscal frameworks, to international relations and potential impacts on policy continuity from upcoming elections.

Additionally, in order to implement its investment strategy, the Fund may invest in mortgage dollar-roll transactions, reverse repurchase agreements, and other derivatives, including forwards, futures contracts, interest rate and credit default swap agreements, and options. These investments may be used to gain or hedge market exposure, to adjust the Fund’s duration, to manage interest rate risk, and for any other purposes consistent with the Fund’s investment strategies and limitations. The use of derivatives in the Fund’s portfolio allows the Sub-Advisor to hedge risks and/or express views in the portfolio that may not be possible given availability of cash or securities to buy/sell. Fort Washington believes that the use of derivatives increases the flexibility of the strategy to react swiftly to changes in market conditions and adds another method to add value and diversify Fund returns over time.

Although not expected to be a principal investment strategy, the Fund may also invest up to 20% of its assets in public equities and may also invest in other ETFs.

The Fund will generally sell a security if the price/yield no longer adequately compensates for the risk profile or if there is a change to allocation between sectors based on relative value.

US Large Cap Focused ETF. The Fund invests, under normal market conditions, at least 80% of its assets in U.S.-listed large capitalization equity securities. For the purpose of the Fund's 80% policy, a large capitalization company has a market capitalization, at the time of purchase, above $5 billion. For purposes of the Fund's principal investment strategy, equity securities generally include common stocks; however, the Fund may also invest to a lesser extent in preferred stocks. These securities may be listed on an exchange or traded over-the-counter.

~~US Large Cap Focused ETF.~~ In selecting securities for the Fund, the Fund’s sub-advisor, Fort Washington, seeks to invest in companies that:

•Are trading below its estimate of the companies’ intrinsic value; and
•Have a sustainable competitive advantage ~~or a high barrier to entry~~ in place. Fort Washington evaluates a company’s competitive advantage by assessing its barrier(s) to entry. A company's barrier(s) to entry can be created through a cost advantage, economies of scale, high customer loyalty, or a government barrier (e.g., license or subsidy). Fort Washington believes that the strongest barrier to entry is the combination of economies of scale and higher customer loyalty.

The Fund is non-diversified and, therefore may, from time to time, have significant exposure to a limited number of issuers. The Fund will generally hold 25 to 45 companies, with residual cash and cash equivalents expected to represent less than 10% of the Fund’s net assets. The Fund may, at times, hold fewer securities and a higher percentage of cash and cash equivalents when, among other reasons, Fort Washington cannot find a sufficient number of securities that meets its purchase requirements. Although the Fund may invest in any economic sector, at times it may emphasize one or more particular sectors.

The Fund will generally sell a security if it reaches Fort Washington’s estimate of fair value, if a more attractive investment opportunity is available, or if a structural change has taken place and Fort Washington cannot reliably estimate the impact of the change on the business fundamentals.

The Fund is restricted from investing in securities of foreign issuers, including through the use of ordinary shares or depositary receipts such as American Depositary Receipts (“ADRs”). This restriction is a non-fundamental investment policy that can be changed by the Fund's Board upon 60 days’ prior notice to shareholders.

Ultra Short Income ETF. The Fund invests, under normal market conditions, at least 80% of its assets in fixed-income securities. This is a non-fundamental investment policy that can be changed by the Fund's Board upon 60 days’ prior notice to shareholders. The Fund invests in a diversified portfolio of securities of different maturities, including U.S. Treasury securities, U.S. government agency securities, securities of U.S. government-sponsored enterprises, corporate bonds (including those of foreign issuers), mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, municipal bonds, collateralized loan obligations and cash equivalent securities including repurchase agreements, commercial paper and variable rate demand notes. The Fund invests primarily in U.S. fixed-income securities, but may invest to a lesser extent in U.S. dollar-dominated foreign securities generally in the form of corporate bonds of foreign issuers.

The Fund invests primarily in investment-grade debt securities. Investment-grade debt securities are those having a rating of BBB-/Baa3 or higher from a nationally recognized statistical rating organization ("NRSRO") or, if a rating is not available, deemed to be of comparable quality by the sub-advisor, Fort Washington Investment Advisors, Inc. ("Fort Washington"). The Fund's investment policies are based on credit ratings at the time of purchase. The Fund can also invest up to 15% of its net assets in non-investment-grade debt securities. Non-investment-grade debt securities are often referred to as "junk bonds" and are considered speculative.

The Fund’s strategy places a greater emphasis on fixed-income securities that are structured products, and therefore the Fund expects to maintain a greater exposure to the structured products sectors (i.e., mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations) than other types of fixed-income securities. Generally, total structured product exposure is expected to be approximately 50-70% of the Fund’s overall portfolio, although it may fall outside that range from time to time.

Fort Washington also expects to maintain a meaningful exposure to corporate credit, which generally is not expected to represent less than 20% of the Fund’s portfolio. The remainder of Fund assets are expected to be invested in other sectors, which may include municipal bonds, U.S. Treasuries, and various types of cash-equivalent securities.

Fort Washington maintains strategic (long-term) and tactical (short-term) allocation ranges for each of these sectors, which may be revised over time based on Fort Washington’s assessment of risk and return across sectors, in conjunction with the market outlook and desired risk positioning of the Fund. Bottom-up security selection is executed by sector specialists within the parameters of the targeted sector allocations and desired risk positioning.

Securities within each subsector may serve a variety of purposes within the Fund, including contributing high credit quality exposure (across any sector), providing liquidity (cash equivalents or short, high quality securities), providing near-term cashflow for reinvestment or liquidity purposes (amortizing securities, or securities with short-dated maturities), providing attractive yield for a given risk profile (across any sector), or contributing toward the targeted duration positioning (any sector), among other things. These attributes are not mutually exclusive, and Fort Washington’s security-level selection process is intended to optimize the benefit and/or positioning gained from each security in the portfolio, within the overall sector allocation and risk budgeting framework.

Fort Washington’s targeted sector and risk positioning for the Fund will vary in different types of market conditions. For example, during periods of elevated market uncertainty or increased redemption activity, Fort Washington may seek to increase liquidity in the Fund via higher exposure to cash-equivalents, Treasuries, or other short duration, high quality securities. During periods of a compressed credit curve (relatively flat credit spreads across the credit spectrum) the Sub-Advisor may seek to reduce exposure to securities with higher risk profiles or lower credit ratings, which may represent a reduction in those types of securities across any structured product or corporate sector. Fort Washington may also seek to increase or reduce exposure to specific sectors based on relevant fundamental or economic views—either favorable or unfavorable. Sector and risk targets will vary depending on myriad factors, and the Sub-Advisor seeks to execute security selection in such a manner as to optimize positioning relative to the target at any given time.

~~Ultra Short Income ETF.~~ In selecting investments for the Fund, Fort Washington chooses fixed-income securities that it believes are attractively priced relative to the market or to similar instruments. Fort Washington is continually assessing the risk and return profile available in the market across a broad range of sectors and security types. An investment may be determined to be “attractively priced” if it is offered at a level that is expected to yield a return greater than it historically has and/or a greater return than generally available in the market for other securities of a similar risk profile (i.e., similar credit quality, duration, liquidity and expected volatility). This comparison is made not only to securities within the same sector, but also across all relevant, investible sectors available to the Fund.

In addition, Fort Washington considers the “effective duration” of the Fund’s entire portfolio. Effective duration is a measure of a security’s price volatility or the risk associated with changes in interest rates. While the Fund may invest in securities with any maturity or duration, Fort Washington seeks to maintain an effective duration for the Fund of one year or less under normal market conditions.